BD 3/4



02006488

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43991



RECEIVED
FEB 27 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McConnell, Budd & ~~Romano~~ Downes, Inc., dba McConnell, Budd + Romano, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

365 South Street
(No. and Street)

Morristown (City) New Jersey (State) 07960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Thomas F. Flynn~~ 973-538-7800 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen & Thompson P.A.
(Name — *if individual, state last, first, middle name*)

970 Mt. Kemble Avenue (Address) Morristown (City) NJ (State) 07960 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002 P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02 S.S

OATH OR AFFIRMATION

I, C. Edward McConnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McConnell, Budd & Romano, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

WENDE M. FORBES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 15, 2003

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCONNELL, BUDD & ROMANO, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001



OLSEN & THOMPSON, P.A.

Certified Public Accountants

McCONNELL, BUDD & ROMANO, INC.

DECEMBER 31, 2001

CONTENTS



OLSEN &
THOMPSON, P.A.

Certified Public Accountants
970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973/425-3212
908/766-3212
Fax 973/425-6270

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors of
McConnell, Budd & Romano, Inc.

We have audited the accompanying statement of financial condition of McConnell, Budd & Romano, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McConnell, Budd & Romano, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Olsen & Thompson, P.A.

Olsen & Thompson, P.A.
Morristown, New Jersey
February 12, 2002

McCONNELL, BUDD & ROMANO, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents		$ 1,549,803
Accounts Receivable – Broker		309,969
Investments – Long		1,306,409
Prepaid Expenses		59,739
Property		
Equipment	$ 83,101	
Furniture	84,475	
		167,576
Less: Accumulated Depreciation		(111,939)
Net Equipment and Furniture		55,637
Deposits		5,079
Total Assets		$ 3,286,636

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$ 16,314
Accrued Expenses	262,431
Investments - Short	540,263
Deferred Fee Income	38,750
Total Liabilities	857,758
Commitments	

STOCKHOLDERS' EQUITY

Common Stock	1,202,578
Retained Earnings	1,226,300
Total Stockholders' Equity	2,428,878
Total Liabilities and Stockholders' Equity	$ 3,286,636

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

McCONNELL, BUDD & ROMANO, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES

Commissions	$ 239,718
Trading	583,422
Investment banking	2,094,182
Interest, dividends and other income	185,708
	3,103,030

EXPENSES

Employees' compensation and benefits	2,300,021
Clearance fees	205,214
Communications	189,833
Occupancy	146,446
Other expenses	295,463
	3,136,977
Loss before income taxes	(33,947)
Provision for income taxes	240
Net loss	(34,187)
Retained earnings, January 1, 2001	1,475,697
Purchase of company stock	(215,210)
Retained earnings, December 31, 2001	$ 1,226,300

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

McCONNELL, BUDD & ROMANO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows From Operating Activities:	
Net loss	$ (34,187)
Adjustments to reconcile net loss to	
Net cash used by operations:	
Depreciation	34,082
Change is assets and liabilities:	
Decrease in accounts receivable-other	7,500
Increase in accounts receivable-broker	(287,709)
Decrease in investments	441,281
Increase in prepaid expenses	(29,275)
Decrease in accounts payable	(12,039)
Increase in deferred fee income	6,250
Decrease in accrued expenses	(38,871)
Total adjustments	121,219
Net cash provided by operating activities	87,032
Cash Flows Used By Investing Activities:	
Capital expenditures	(17,942)
Net cash provided by investing activities	(17,942)
Cash Flows Used By Financing Activities:	
Purchase of common stock	(424,506)
Proceeds from issuance of common stock	47,460
Net cash used by financing activities	(377,046)
Net decrease in cash and cash equivalents	(307,956)
Cash and cash equivalents at beginning of year	1,857,759
Cash and cash equivalents at end of year	$1,549,803

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

McCONNELL, BUDD & ROMANO, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Total	Common Stock	Retained Earnings
Stockholders' Equity – January 1, 2001	$2,840,111	$1,364,414	$1,475,697
Issuance of Stock	47,460	47,460	0
Purchase of stock	(424,506)	(209,296)	(215,210)
Net (loss)	(34,187)	0	(34,187)
Stockholders' Equity – December 31, 2001	$2,428,878	$1,202,578	$1,226,300

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

McCONNELL, BUDD & ROMANO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – GENERAL BUSINESS

The Company is incorporated in the State of New Jersey, and is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The Company has offices located in New Jersey and Massachusetts. The Company also performs business reviews for financial institutions located primarily in the Eastern United States and grants unsecured credit to these institutions; the accounts receivables related to these businesses are considered to be fully collectible by management. Two customers provided approximately 70% of investment banking revenues during 2001.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books on the accrual basis of accounting. Commission revenues and related expenses are recorded on a trade date basis. Investment banking revenue includes fees earned from providing merger-and-acquisition advisory services. These fees are recorded at various dates in accordance with individual contracts. Other fees are received quarterly, semi-annually and annually but are recognized as earned on a prorata basis over the term of the contract.

Investments

Investments are primarily in equity and preferred securities of financial institutions located in the Eastern Untied States and are valued at market value, which approximates cost. The difference between cost and market value is included in operations. Gains and losses on investments sold are recognized on the first-in, first-out method.

Property

Equipment and furniture are stated at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives of three to seven years. Depreciation expense for 2001 was $34,082.

Cash, Cash Equivalents and Concentrations of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Income taxes of $13,500 were paid in 2001. The Company maintains cash balances at two financial institutions. Accounts at each are insured to certain limits by government agencies and/or private insurance companies. At December 31, 2001, the Company's uninsured cash balances total approximately $590,000.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company's policy is to expense advertising costs as incurred. Such costs totaled $6,446 in 2001.

NOTE 3 – CAPITALIZATION

As of December 31, 2002, 20,000 shares of no par common stock were authorized and 10,405 shares were issued and outstanding.

NOTE 4 – FEDERAL AND STATE INCOME TAXES

The Company elected to be treated as a Small Business Corporation under Subchapter S of the Internal Revenue Code, whereby profits and losses are passed directly to the stockholders for inclusion in their respective personal tax returns. Accordingly, no liability for Federal income taxes is recorded by the Company. While the company is also an "S" Corporation for state income tax purposes, New Jersey State tax code requires a tax to be paid at reduced "S" Corporation rates.

The Company accounts for income taxes under the requirements of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The tax returns are prepared on the cash basis, which accounts for a portion of the deferred taxes; the remaining amount is for differences in depreciation for furniture and equipment.

NOTE 4 – FEDERAL INCOME TAXES (Continued)

The income tax provision differs from the expense that would result from applying state statutory rates to income before income taxes primarily because the tax return is prepared on the cash basis of accounting and differences in depreciation on equipment and furniture for book and income tax purposes. The Company's income tax provision for the year ended December 31, 2001 is composed of the following:

Current taxes	$ 240
Deferred taxes	0
Total income taxes	$ 240

The deferred taxes at December 31, 2001 are comprised of a current deferred tax asset of $1,200 and a long-term deferred tax liability of $1,200.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires that the Company maintain minimum net capital, as defined. Net capital changes from day to day, but as of December 31, 2001 the Company had net capital of $2,072,118, which exceeded requirements by $1,933,618. The Company's ratio of aggregate indebtedness to net capital was .15 to 1 at December 31, 2001.

NOTE 6 – PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees. The Company decides each year on the amount to be contributed to the plan. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes. For 2001, the expense of the plan amounted to approximately $262,431.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event the counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 8 – COMMITMENTS

The Company leases office space and equipment under noncancellable operating leases. Total rent (including allocated utility costs) and lease expense for the year ended December 31, 2001 was $146,446, net of sub-lease rental income of $10,500. Future rental payments under these leases are as follows:

Year Ending	Amount
2002	$121,929
2003	114,920
2004	115,586
2005	115,718
	$468,153

Under an agreement with the stockholders, the Company is obligated to purchase the stockholder's shares of common stock of the Company within six months of the stockholder's death or retirement at the share value as defined in the agreement.

NOTE 9 – FAIR VALUE

The carrying amounts reflected in the statement of financial condition for cash, cash equivalents, accounts receivable and accounts payable approximate the respective fair values due to the short maturities of those instruments. The fair values for marketable equity securities are based primarily on quoted market prices for those instruments and are reflected in the accompanying statement of financial condition.



OLSEN &
THOMPSON, P.A.

Certified Public Accountants
970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973/425-3212
908/766-3212
Fax 973/425-6270

REPORT OF INDEPENDENT ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
McConnell, Budd & Romano, Inc.

We have audited the accompanying financial statements of McConnell, Budd & Romano, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 12, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules, I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen & Thompson, P.A.

Olsen & Thompson, P.A.
Morristown, New Jersey
February 12, 2002

SCHEDULE I

McCONNELL, BUDD & ROMANO, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

NET CAPITAL		
Stockholders' Equity		$2,428,878
Non-allowable Assets		
Property and Equipment, net	$ 55,637	
Other Assets	64,818	120,455
Net Capital Before Haircuts on Securities Positions		2,308,423
Haircuts on Trading and Investment Securities		
Government Securities	1,284	
Other securities	214,259	
Undue concentration	20,762	236,305
Net Capital		2,072,118
Minimum Capital Requirement		138,500
Excess Net Capital		$1,933,618
AGGREGATE INDEBTEDNESS		
Accounts Payable		$ 16,314
Accrued Expenses		262,431
Deferred Fee Income		38,750
		$ 317,495
Ratio of Aggregate Indebtedness to Net Capital		.15 to 1

SCHEDULE II

McCONNELL, BUDD AND ROMANO, INC.
COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books at December 31, 2001. All customer transactions are cleared on a fully disclosed basis through another stock brokerage firm that carries all accounts of such customers and maintains and preserves books and records pertaining to such customers pursuant to Rule 15c3-3(k)(2)(ii).

SCHEDULE III

McCONNELL, BUDD & ROMANO, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2001

Net capital per Company's unaudited Form X-17A-5 Part IIA filing	$2,093,993
Net audit adjustments	(21,875)
Net capital per report pursuant to Rule 17a-5(d)	$2,072,118



OLSEN & THOMPSON, P.A.

Certified Public Accountants
970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973/425-3212
908/766-3212
Fax 973/425-6270

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors of
McConnell, Budd & Romano, Inc.

In planning and performing our audit of the financial statements of McConnell, Budd & Romano, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Olsen & Thompson, P.A.

Olsen & Thompson, P.A.
Morristown, New Jersey
February 12, 2002